Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266099

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED APRIL 10, 2023)

Up to 7,035,970 Common Shares
Issuable Upon the Exercise of Outstanding Class A Warrants

UNITED MARITIME CORPORATION

This is a supplement (“Prospectus Supplement”) to the prospectus, dated April 10, 2023 (the “Prospectus”) of United Maritime Corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266099), as further amended or supplemented from time to time.

On each of August 10, 2023 and September 29, 2023, the Company furnished a Current Report on Form 6-K with the U.S. Securities and Exchange Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2023.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations for the unaudited interim consolidated financial statements of United Maritime Corporation as of and for the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022 and of the unaudited interim carve-out financial statements of Sea Glorius Shipping Co. (“United Maritime Predecessor”) as of and for the six-month period ended June 30, 2022 and 2021.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-273116).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)
Dated: August 10, 2023
/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer

EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk industry;

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•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp., its subsidiaries and our third-party managers to operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for our vessels and other vessels we may acquire;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels and other vessels we may acquire;

•	damage to our vessels and other vessels we may acquire;

•	potential liability from future litigation and incidents involving our vessels and other vessels we may acquire;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities;

•	risks associated with the worldwide coronavirus, or COVID-19 pandemic, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions, including without limitation, increased inflationary pressures and increases in the interest rates set by central banks;

•	general domestic and international political conditions or events, including “trade wars” and the ongoing war between Russia and Ukraine and related sanctions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements of United Maritime Corporation and the unaudited interim carve-out financial statements of United Maritime Predecessor and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” refer to United Maritime Corporation and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results of United Maritime Corporation

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation services. As of the day of this report, the company operates a fleet of seven dry bulk vessels, comprising two Panamax, three Capesize and two Kamsarmax vessels with a cargo-carrying capacity of approximately 845,693 dwt and an age of 14.5 years. Upon the delivery of one additional Panamax dry bulk vessel (expected between August and October 2023), our operating fleet will consist of eight dry bulk vessels with an aggregate cargo-carrying capacity of approximately 922,054 dwt.

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Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on a bareboat basis the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

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Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels and other vessels we may acquire;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment remain uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate cannot be defined precisely. The initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

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In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the U.K. from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.4% growth recorded for the year ended December 31, 2021. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common shares. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

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Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars, except for share and per share data)	Six-month period ended June 30, 2023	From the date of inception (January 20, 2022) to June 30, 2022
Revenues:
Vessel revenue, net	12,832	-

Expenses:
Voyage expenses	(1,149)	-
Vessel operating expenses	(9,137)	-
Management fees	(263)	-
Management fees-related party	(563)	-
General and administrative expenses	(3,325)	-
Depreciation and amortization	(3,569)	-
Operating loss	(5,174)	-
Other expenses:
Interest and finance costs, net	(2,692)	-
Other, net	(48)	-
Total other expenses, net:	(2,740)	-
Net loss	(7,914)	-
Net loss attributable to common shareholders	(7,991)	-

Net loss per common share, basic & diluted	(0.99)	-

Weighted average common shares outstanding, basic and diluted	8,030,666	500

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Results of Operations of United Maritime Predecessor

(In thousands of U.S. Dollars)	Six-month period ended June 30, 2022
Revenues:
Vessel revenue, net	2,192

Expenses:
Voyage expenses	(429)
Vessel operating expenses	(1,030)
Management fees	(65)
Management fees-related party	(131)
General and administrative expenses	(332)
Depreciation and amortization	(628)
Operating loss	(423)
Other expenses:
Interest and finance costs	(315)
Other, net	12
Total other expenses, net:	(303)
Net loss	(726)

Six-month period ended June 30, 2023 (the “2023 Company period”) as compared to the six-month period ended June 30, 2022 (the “2022 Predecessor Period”)

Vessel Revenue, Net – Vessel revenue, net increased by $10.6 million or 485% and is mainly attributable to the increase in the size of our fleet resulting to an increase of operating days from 111 days in 2022 to 815 days in 2023 and is partially offset by a decrease in the TCE rate in 2023 compared to that of 2022. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $1.1 million for the six-month period ended June 30, 2023 and to $0.4 million for the respective period in 2022. The increase was attributable to the bunkers consumption during the ballast period until the delivery of the vessels to the charterers and the increased brokerage commission as a result of the increase in the size of our fleet.

Vessel Operating Expenses – Operating expenses for the six-month period ended June 30, 2023 amounted to $9.1 million and to $1.0 million for the respective period in 2022. The vessel operating expenses increased by 787% mainly due to the increase in ownership days from 181 days in 2022 to 916 days in 2023.

Management Fees – Management fees amounted to $0.3 million for the six-month period ended June 30, 2023 and $0.07 million for the respective period in 2022. The increase in 2023 is attributable to the increase in ownership days.

Management Fees-related party – Management fees to related party amounted to $0.6 million for the six-month period ended June 30, 2023 and $0.1 million for the respective period in 2022 related to increase in ownership days from 181 days in 2022 to 916 days in 2023.

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General and Administrative Expenses – General and administrative expenses amounted to $3.3 million for the six-month period ended June 30, 2023 and $0.3 million for the respective period in 2022. The 2023 Company period expenses were mainly attributable to stock-based compensation of $2.2 million, executive officers and directors compensation of $0.5 million, and other professional fees of $0.3 million. General and administrative expenses of United Maritime Predecessor for 2022 Predecessor Period represent the allocation of the expenses incurred by Seanergy based on the number of ownership days of the fleet vessel.

Depreciation and Amortization – Depreciation and amortization amounted to $3.6 million for the six-month period ended June 30, 2023 and $0.6 million for the respective period in 2022. The increase is attributable to the increase in ownership days from 181 days in 2022 to 916 days in 2023.

Interest and Finance Costs – Interest and finance cost amounted to $3.0 million for the six-month period ended June 30, 2023 and $0.3 million for the respective period in 2022. The increase is attributable to the financing obtained for the acquisition of Company’s vessels and an increase of the weighted average interest rate on our outstanding debt from approximately 7.9% to 8.5% for six-month periods ended June 30, 2022 and 2023, respectively.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	United Maritime Corporation
Fleet Data:	Six-month period ended June 30, 2023	From the date of inception (January 20, 2022) to June 30, 2022

Ownership days	916	-
Available days(1)	839	-
Operating days(2)	815	-
Fleet utilization	89.0%	-

Average Daily Results:
TCE rate(3)	$14,335	$-
Daily Vessel Operating Expenses(4)	$7,063	$-

United Maritime Predecessor
Six-month period ended June 30, 2022
Fleet Data:
Ownership days	181
Available days(1)	121
Operating days(2)	111
Fleet utilization	61.3%

Average Daily Results:
TCE rate(3)	$15,882
Daily Vessel Operating Expenses(4)	$5,689

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(1)
During the six-month period ended June 30, 2023, we incurred 77 off-hire days for scheduled dry-dockings. During the six-month period ended June 30, 2022, we incurred 60 off-hire days for scheduled dry-dockings.

(2)
During the six-month period ended June 30, 2023, we incurred 24 off-hire days due to other unforeseen circumstances. During the six-month period ended June 30, 2022, we incurred 10 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Corporation
	Six-month period ended June 30, 2023	From the date of inception (January 20, 2022) to June 30, 2022

Vessel revenue, net	$12,832	$-
Voyage expenses	$(1,149)	$-
Time charter equivalent revenues	$11,683	$-
Operating days	815	-
TCE rate	$14,335	$-

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Predecessor
For the six-month period ended June 30, 2022

Vessel revenue, net	$2,192
Voyage expenses	$(429)
Time charter equivalent revenues	$1,763
Operating days	111
TCE rate	$15,882

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

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(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	United Maritime Corporation
	Six-month period ended June 30, 2023	From the date of inception (January 20, 2022) to June 30, 2022

Vessel operating expenses	$9,137	$-
Less: Pre-delivery expenses	2,667	-
Vessel operating expenses before pre-delivery expenses	$6,470	$-
Ownership days	916	-
Daily Vessel operating expenses	$7,063	$-

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	United Maritime Predecessor
For the six-month period ended June 30, 2022

Vessel operating expenses	$1,030
Ownership days	181
Daily Vessel operating expenses	$5,689

EBITDA and Adjusted EBITDA

	United Maritime Corporation
(In thousands of U.S. Dollars)	Six-month period ended June 30, 2023	From the date of inception (January 20, 2022) to June 30, 2022

EBITDA and Adjusted EBITDA reconciliation:
Net loss	$(7,914)	$-
Add: Interest and finance costs, net	2,692	-
Add: Depreciation and amortization	3,569	$-
EBITDA(1)	$(1,653)	$-
Add: Stock based compensation	2,175	-
Adjusted EBIDTA(1)	$522	$-

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United Maritime Predecessor
(In thousands of U.S. Dollars)	For the six-month period ended June 30, 2022

EBITDA and Adjusted EBITDA reconciliation:
Net loss	$(726)
Add: Interest and finance costs	315
Add: Depreciation and amortization	$628
EBITDA(1)	$217

(1)         Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock based compensation and loss on extinguishment of debt, if any, which is not indicative of the Company’s ongoing performance of its core operations. EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal source of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, bareboat charter agreements, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2023, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities and capital expenditures for vessels acquisitions described below. In July 2023, we paid $0.7 million regular dividend to all our common shareholders of record as of June 22, 2023. On August 3, 2023, we announced a regular quarterly dividend of $0.075 per share for the second quarter of 2023, payable on or about October 6, 2023 to all shareholders of record as of September 22, 2023.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As at June 30, 2023, working capital deficit amounted to $26.2 million. The deficit is primarily due to our Entrust Facilities which mature in the first quarter of 2024, with a total outstanding balance of $40.7 million as of June 30, 2023, including balloon payments of $35.2 million. The tranche secured by the Epanastasea shall remain blocked in favor of the security agent for the period from the vessel’s delivery to her new owners until the acquisition of the Exelixsea as per the August 9, 2023 deed of accession, amendment and restatement of the August 2022 Entrust Facility, pursuant to which Exelixsea Maritime Co. acceded thereto as borrowers. Thereby, the balloon installment for the Epanastasea tranche is not payable upon the sale of the Epanastasea.

12

In April 2023, we entered into a bareboat charter agreement for a Panamax bulk carrier built in 2015, which was renamed Synthesea. Based on the agreement, we made a downpayment of $3.5 million at signing of the bareboat charter agreement and an additional downpayment of $3.5 million upon the delivery of the vessel, on August 1, 2023. In May 2023, we entered into a memorandum of agreement for the sale of the Epanastasea, for a gross price of $37.5 million; the vessel was delivered to her new owners on August 10, 2023. In June 2023, we entered into a memorandum of agreement to acquire one Panamax vessel built in 2011, which will be renamed Exelixsea, for an aggregate purchase price of $17.8 million. The deposit paid in connection with the entry into the memorandum of agreement amounted to an aggregate of $1.8 million, with the balance of the purchase price payable upon delivery of the vessel which is expected by October 2023. The additional downpayment for the Synthesea was funded through cash on hand, while the balance for the acquisition of the Exelixsea is expected to be funded through cash on hand and a loan amount of $15.0 million reallocated from the August 2022 Entrust Facility following the sale of the Epanastasea which previously secured the respective tranche of the facility.

The Company’s cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessels’ sales, sales and leaseback activities and finance leases), will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance, including obligations arising from purchase options in finance lease agreements and for vessel acquisitions.

Cash Flows of United Maritime Corporation

Cash and cash equivalents and restricted cash, non-current as of June 30, 2023 were $7.3 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash from Operating Activities

Net cash used in operating activities in the six-month period ended June 30, 2023 amounted to $0.8 million.

Net Cash from Investing Activities

Net cash used in investing activities in the six-month period ended June 30, 2023 amounted to $75.8 million. The 2023 cash outflow is related to a $63.3 million payments for the acquisition of three vessels, $10.7 million related to lease prepayments and $1.8 million payments related to advance for vessel acquisition.

Net Cash from Financing Activities

Net cash provided by financing activities in the six-month period ended June 30, 2023 amounted to $14.0 million. The 2023 cash inflow resulted from proceeds of $24.5 million from secured long-term debt and $1.9 million proceeds from Class A warrant exercises. The 2023 cash inflow was partly offset by dividend payments of $8.0 million, debt repayments of $3.0 million, lease liabilities payments of $0.8 million, $0.4 million of loan finance fees payments in respect with the loan amendments and $0.2 million payments for repurchase of common stock.

Cash Flows of United Maritime Predecessor

Cash and cash equivalents as of June 30, 2022 were $0.25 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Operating Activities:  Net cash used in operating activities amounted to $0.6 million for the six-month period ended June 30, 2022. Net cash used in operating activities in 2022 consisted of non-cash items of $0.7 million plus a decrease in working capital of $0.6 million.

13

Investing Activities: The 2022 cash outflow is related to vessel improvements consisting of payments for the installation of a ballast water treatment system.

Financing Activities: The 2022 cash inflow resulted from parent investment of $1.1 million and was offset by debt repayments of $0.55 million.

Description of Indebtedness

Senior Facilities

July 2022 EnTrust Facility

On July 28, 2022, the previous loan facility entered into in July 2020 with Kroll agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global, as lenders was amended and restated with the purpose to (i) increase the facility from the total amount outstanding of $4.6 million to $14.0 million, (ii) change the maturity to February 2024, (iii) alter the guarantor of the facility to the Company and (iv) cancel all applicable financial covenants with no material changes in the other terms of the loan facility. On August 1, 2022, the drawdown was completed resulting to a new balance outstanding of $14.0 million. In connection with the sale of Parosea and Bluesea, the Company prepaid $2.0 million against the July 2022 EnTrust Facility, as agreed with the lenders in November 2022 pursuant to a side letter. The facility bears a fixed interest of 7.90% and is repayable through two quarterly installments of $0.5 million and one of $1.0 million falling nine, twelve and fifteen months after the drawdown and a final balloon of $10.0 million payable at maturity. The July 2022 EnTrust Facility is secured by a first priority mortgage over the Gloriuship, a general assignment covering earnings, insurances and requisition compensation of the vessel, account pledge agreements concerning the earnings account of the vessel, a share pledge agreement concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the borrower’s accounts and other distributions. The facility does not include any financial covenants or security value maintenance provisions.

As of June 30, 2023, $11.5 million was outstanding under the facility.

August 2022 EnTrust Facility

In August 2022, we entered into a secured loan new facility of $63.6 million with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility has a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly installments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million. The facility agreement includes certain restrictions on dividends from the borrower’s accounts and other distributions. The facility does not include any financial covenants or security value maintenance provisions.

In December 2022, the Company reached an agreement with the lenders to replace the collateral under the August 2022 EnTrust Facility secured by the Minoansea with the Goodship and Tradership. Under the terms of the amended agreement, the $15.2 million tranche secured by the Minoansea remained blocked in favor of the security agent until the acquisition of the new vessels and the fixed interest rate was amended to 9.00% per annum. The $15.2 million tranche was replaced by two tranches of $7.0 and $8.2 million, secured by the Goodship and Tradership, respectively, upon their delivery pursuant to an amendment and restatement of the subject facility which was entered into on January 30, 2023. On August 9, 2023, the Company entered into a deed of accession, amendment and restatement of the facility pursuant to which Exelixsea Maritime Co. acceded thereto as borrower. Under the terms of the amended agreement, the $15.0 million tranche secured by the Epanastasea shall remain blocked in favor of the security agent for the period from the vessel’s delivery to her new owners, on August 10, 2023, until the acquisition of the Santa Barbara tbr Exelixsea. In addition, the fixed interest rate of the Epanastasea tranche was amended to 9.00% per annum as of August 10, 2023.

14

Following the prepayment of the tranches secured by the Parosea and Bluesea, the facility amortizes through three quarterly installments averaging $2.0 million commencing nine months after the original drawdown date, followed by a $25.2 million balloon payable at maturity. The facility is secured by first priority mortgages, general assignments covering earnings, insurances and requisition compensation over each of the relevant vessels, account pledge agreements concerning the earnings accounts of the vessels, shares’ security agreements concerning the vessel-owning subsidiaries’ shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the borrowers’ accounts and other distributions.

As of June 30, 2023, $29.2 million was outstanding under the facility.

New sale and leaseback transactions during the six-month period ended June 30, 2023

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, we entered into a sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”) for the purpose of partly financing the acquisition cost of the Oasea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum. The Company has continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company has the obligation to repurchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in March 2028.

As of June 30, 2023, $12.0 million was outstanding under the facility.

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, we entered into a sale-and-leaseback agreement with a subsidiary of Neptune for the purpose of partly financing the acquisition cost of the Cretansea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum. The Company has continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company has the obligation to repurchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in April 2028.

As of June 30, 2023, $12.1 million was outstanding under the facility.

15

Bareboat Lease Agreements

New Bareboat Lease agreements during the six-month period ended June 30, 2023

Chrisea Bareboat Agreement

On February 9, 2023, the Company entered into a bareboat charter agreement for the 2013 Japanese-built Panamax bulk carrier, which was renamed Chrisea. The vessel is chartered by the Company under an 18-month bareboat charter agreement, with a down payment of $3.5 million paid on signing of the agreement and a further down payment of $3.5 million paid at the vessel’s delivery on February 21, 2023, a daily charter rate of $7,300 over the period of the bareboat charter and a purchase option of $12.4 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $23.4 million.

Synthesea Bareboat Agreement

On April 19, 2023, the Company entered into a bareboat charter agreement for the 78,020 dwt Panamax bulk carrier built in 2015 in Japan, which was renamed Synthesea. The vessel is chartered by the Company under a 12-month bareboat charter agreement, with a down payment of $3.5 million paid on signing of the agreement and a further down payment of $3.5 million which was paid at the vessel’s delivery, on August 1, 2023, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $17.1 million at the end of the bareboat charter. The bareboat charter commenced on August 1, 2023. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $27.0 million.

16

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022	F-2

Unaudited Interim Consolidated Statement of Operations for the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022	F-3

Unaudited Interim Consolidated Statement of Stockholders’ Equity for the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022	F-4

Unaudited Interim Consolidated Statement of Cash Flows for the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022	F-5

Notes to Unaudited Interim Consolidated Financial Statements	F-6

United Maritime Corporation
Consolidated Balance Sheets
As of June 30, 2023 (unaudited) and December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	June 30, 2023 (Unaudited)	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	4	6,582	54,732
Accounts receivable trade, net	11	551	779
Inventories		1,311	107
Prepaid expenses		477	989
Other current assets		1,969	3,207
Vessel held for sale	5	23,445	-
Total current assets		34,335	59,814

Fixed assets:
Vessels, net	5	90,980	37,512
Right-of-use asset	6	22,230	-
Advances for vessel acquisition from third parties	5	1,782	-
Advances for vessels acquisitions from related parties		-	12,688
Total fixed assets		114,992	50,200

Other non-current assets:
Restricted cash, non-current	4	700	15,200
Prepaid expense other, non-current	9	3,500	-
Deferred charges and other investments, non-current		53	441
TOTAL ASSETS		153,580	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $472 and $527, respectively	7	42,568	7,473
Due to related parties	3	3,930	829
Trade accounts and other payables		4,153	3,018
Accrued liabilities		7,190	5,495
Finance lease liability-current portion	6	1,824	-
Deferred revenue	11	216	1,027
Dividends payable	10	667	7,373
Total current liabilities		60,548	25,215

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $294 and $67, respectively	7	21,379	35,133
Finance lease liability, non-current	6	12,477	-
Other liabilities, non-current		-	739
Total liabilities		94,404	61,087

Commitments and contingencies	9	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at June 30, 2023 and December 31, 2022, respectively	10	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at June 30, 2023 and December 31, 2022; 8,892,149 and 8,180,243 shares issued and outstanding as at June 30, 2023 and December 31, 2022, respectively	10	1	1
Additional paid-in capital	10	39,049	35,193
Retained earnings		20,126	29,374
Total Stockholders’ equity		59,176	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		153,580	125,655

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

United Maritime Corporation
Unaudited Interim Consolidated Statement of Operations
For the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2023	2022

Vessel revenue, net	11	12,832	-
Expenses:
Voyage expenses	11	(1,149)	-
Vessel operating expenses		(9,137)	-
Management fees		(263)	-
Management fees- related party	3	(563)	-
General and administration expenses	14	(3,325)	-
Depreciation and amortization	5, 6	(3,482)	-
Amortization of deferred dry-docking costs		(87)	-
Operating loss		(5,174)	-
Other income / (expenses), net:
Interest and finance costs	12	(2,979)	-
Interest and other income		287	-
Foreign currency exchange losses, net		(48)	-
Total other expenses, net		(2,740)	-
Net loss		(7,914)	-
Dividends to non-vested participating securities		(77)	-
Net loss attributable to common shareholders		(7,991)	-

Loss per common share, basic and diluted	13	(0.99)	-

Weighted average common shares outstanding, basic and diluted	13	8,030,666	500

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

United Maritime Corporation
Unaudited Interim Consolidated Statement of Stockholders’ Equity
For the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022
 (In thousands of US Dollars, except for share data)

	Common stock		Additional paid-in capital	Retained Earnings	Total stockholders’ equity
	# of Shares	Par Value

Balance, January 20, 2022	-	-	-	-	-
Issuance of common stock	500	-	-	-	-
Balance, June 30, 2022	500	-	-	-	-

	Preferred stock Series B		Common stock		Additional paid-in capital	Retained earnings	Total stockholders’ equity
	# of Shares	Par Value	# of Shares	Par Value

Balance, December 31, 2022	40,000	-	8,180,243	1	35,193	29,374	64,568
Issuance of common stock (including exercise of warrants) (Note 10)	-	-	779,200	-	1,874	-	1,874
Repurchase of common stock (Note 10)	-	-	(67,294)	-	(193)	-	(193)
Dividends on common stock and participating non vested restricted stock awards (Note 10)	-	-	-	-	-	(1,334)	(1,334)
Stock based compensation (Note 14)	-	-	-	-	2,175	-	2,175
Net loss	-	-	-	-	-	(7,914)	(7,914)
Balance, June 30, 2023	40,000	-	8,892,149	1	39,049	20,126	59,176

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

United Maritime Corporation
Unaudited Interim Consolidated Statement of Cash Flows
For the six-month period ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022
(In thousands of US Dollars)

	2023	2022
Net cash used in operating activities	(844)	-
Cash flows from investing activities:
Vessels’ acquisitions and improvements	(63,261)	-
Advances for vessel acquisition from third parties	(1,782)	-
Lease prepayments and other initial direct costs	(10,733)	-
Net cash used in investing activities	(75,776)	-
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants exercises, net of underwriters fees and commissions	1,883	-
Payments for repurchase of common stock	(193)	-
Proceeds from long-term debt and other financial liabilities	24,500	-
Payments of financing and stock issuance costs	(425)	-
Payments of finance lease liabilities	(767)	-
Dividends paid	(8,040)	-
Repayments of long-term debt and other financial liabilities	(2,988)	-
Net cash provided by financing activities	13,970	-
Net decrease in cash and cash equivalents and restricted cash	(62,650)	-
Cash and cash equivalents and restricted cash at beginning of period	69,932	-
Cash and cash equivalents and restricted cash at end of period	7,282	-

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	2,536	-

Noncash investing activities:
Vessels’ improvements and acquisitions	(780)
Right-of use asset and initial direct costs	(15,533)	-

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid	(667)	-
Financing and stock issuance stocks	(135)	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

United Maritime Corporation
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (“Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy effective July 5, 2022 . United’s common shares are listed on the Nasdaq Capital Market and began trading on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels.

The accompanying unaudited interim consolidated financial statements include the accounts of United Maritime Corporation and its subsidiaries (collectively, the “Company” or “United”).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the period from inception (January 20, 2022) through December 31, 2022 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2023 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

As of June 30, 2023, the Company had a working capital deficit of $26,213, incurred net losses of $7,914 and had negative operating cash flows of $844. The working capital deficit is mainly due to the planned loan payments under the July 2022 Entrust Facility and August 2022 EnTrust Facility totaling $40,700, including balloon payments of $35,200. The Company’s cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessels’ sales, sales and leaseback activities and finance leases), will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance, including obligations arising from purchase options in lease agreements (Note 9) and for vessel acquisitions (Note 5).

Consequently, the unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries imposed sanctions against Russia, which include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. The U.S., EU nations and other countries could impose wider sanctions and take other actions. With uncertainty remaining at high levels with regards to the global impact of the sanctions already imposed to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess any future impact it may have on our Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. The Company performs relevant due diligence checks and appoints external sanctions specialists to assess any considerations where required. It should be noted however that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. The scope or intensity of the ongoing military conflict as well as sanctions and other actions undertaken in response to it could increase, potentially having negative effects on the global economy and markets. Any of these occurrences, or the continuation or worsening of any such occurrences, could eventually have an adverse effect our business, financial condition, results of operations and cash flows.

a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these unaudited interim consolidated financial statements as of June 30, 2023:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	July 6, 2022	N/A
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	Note 5
Parosea Shipping Co. (1)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (1)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)	Liberia	Goodship	February 10, 2023	N/A
Traders Maritime Co. (1)	Marshall Islands	Tradership	February 28, 2023	N/A
Chrisea Maritime Co. (1)(3)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	March 31, 2023
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(3)	Liberia	Note 9	Note 15	N/A
Exelixsea Maritime Co. (1)	Marshall Islands	Note 5	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Bareboat charterers

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 4, 2023. There have been no material changes to these policies in the six-month period ended June 30, 2023, except as discussed below:

(a)	Sale and Leaseback Transactions

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

(b)	Finance Lease Liabilities & Right-of-Use Assets

Bareboat charter-in agreements that the Company may enter into are accounted for pursuant to ASC 842 and are classified as finance leases if they either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term, including any amount for the purchase the vessel, if applicable. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset. The Company elected the practical expedient on not separating lease components from nonlease components in accordance with ASC 842-10-15-37.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements – Not Yet Adopted

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim financial statements for the six-month period ended June 30, 2023.

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on April 4, 2023, and are supplemented by the below new activities within the period.

Related parties transaction incurred during the six-month period ended June 30, 2023

Management Agreements:

Master Management Agreement

For the six-month period ended June 30, 2023 and from January 20, 2022 until June 30, 2022, management fees charged from Seanergy amounted to $298 and $nil, respectively, and are presented under “Management fees- related party” in the accompanying unaudited interim consolidated statement of operations. As of June 30, 2023 and December 31, 2022, the balance due to Seanergy amounted to $3,018 and $439, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets.

Technical Management Agreements

In relation to the technical management, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) is responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the Goodship, Gloriuship, Chrisea, Oasea and Cretansea. Pursuant to the management agreements, a fixed management fee of $10 for the Goodship and $14 per month for the remaining vessels is payable to Seanergy Shipmanagement for such services.

For the six-month period ended June 30, 2023 and from January 20, 2022 until December 31, 2022, management fees charged from Seanergy Shipmanagement amounted to $265 and $nil, respectively, and are presented under “Management fees- related party” in the accompanying unaudited interim statements of operations. As of June 30, 2023 and December 31, 2022, the balance due to Seanergy Shipmanagement amounted to $265 and $nil, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commercial Management Agreements

United had entered into a commercial management agreement with Seanergy Management Corp. (“Seanergy Management”) pursuant to which Seanergy Management acted as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase up until March 31, 2023. United had agreed to pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels, except for any vessels that were chartered-out to Seanergy. Seanergy Management earned a fee equal to 1% of the contract price of any vessel bought or sold by them on United’s behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

Effective as of April 1, 2023, the abovementioned agreement was terminated and United’s subsidiary, United Management Corp. (“United Management”) has entered into a new commercial management agreement with Seanergy Management pursuant to which Seanergy Management acts as agent for United’s subsidiaries for the commercial management of United’s vessels, including voyage monitoring, freight collection, postfixing, sale, purchase and bareboat chartering. United agreed to pay to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels. In addition, Seanergy Management earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on United’s behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy, or any vessel sale relating to a sale and leaseback transaction).

For the six-month period ended June 30, 2023 and from January 20, 2022 until June 30, 2022, fees charged under the commercial management agreements amounted to $136 and $nil and are included in “Vessels revenue, net” in the accompanying unaudited interim statement of operations.

For the six-month period ended June 30, 2023 and from January 20, 2022 until December 31, 2022 fees charged in relation to purchase services amounted to $509 and $795 and are presented in “Right-of-use asset” (Note 6), “Vessels, net” (Note 5) and “Vessels, net” respectively.

For the six-month period June 30, 2023, and from January 20, 2022 until June 30, 2022, no fees charged in relation to sale services respectively.

As of June 30, 2023 and December 31, 2022, balance due to Seanergy Management amounted to $647 and $390 and is included in “Due to related parties” in the accompanying consolidated balance sheets.

On February 10, 2023 and February 28, 2023, the Company took delivery of two Capesize vessels from Seanergy for an aggregate purchase price of $36,250 (Note 5).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim consolidated statement of cash flows:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	6,582	54,732
Restricted cash, non-current	700	15,200
Cash and Cash equivalents and restricted cash	7,282	69,932

Restricted cash as June 30, 2023 includes $350 of minimum liquidity requirements as per the March 2023 Neptune Sale and Leaseback and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback. Restricted cash as of December 31, 2022 includes $15,200 that served as cash collateral under the August 2022 EnTrust Facility and in relation to the August 2022 EnTrust Facility related to Minoansea. Such amount was restricted and was used to finance part of the acquisition cost of the Goodship and Tradership upon their delivery to the Company in February 2023 (Notes 5 & 7).

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2023	December 31, 2022
Cost:
Beginning balance:	38,769	-
- Vessel contributed by Seanergy	-	18,500
- Additions	77,057	80,648
- Transfer to “Vessel held for sale”	(21,445)	-
- Disposals	-	(60,379)
Ending balance:	94,381	38,769

Accumulated depreciation:
Beginning balance:	(1,257)	-
- Depreciation for the period	(2,946)	(1,903)
- Transfer to “Vessel held for sale”	802	-
- Disposals	-	646
Ending balance:	(3,401)	(1,257)

Net book value	90,980	37,512

Acquisitions

On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. On December 28, 2022, the Company paid an advance of $6,125 according to terms of the agreement and it is included in “Advances for vessels acquisitions from related parties” in the consolidated balance sheet as of December 31, 2022. On February 10, 2023, the Company took delivery of the vessel. The acquisition of the vessel was financed with cash on hand and $7,000 allocated from the August 2022 Entrust Facility (Note 7).

On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. On December 28, 2022, the Company paid an advance of $6,563 according to terms of the agreement and it is included in “Advances for vessel acquisitions from related parties” in the consolidated balance sheet as of December 31, 2022. On February 28, 2023, the Company took delivery of the vessel. The acquisition of the vessel was financed with cash on hand and $8,200 allocated from the August 2022 EnTrust Facility (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Liberty K which was renamed Oasea, for a gross purchase price of $19,500. The vessel was delivered to the Company on March 27, 2023. The acquisition of the vessel was financed with cash on hand at delivery and subsequently through the sale and leaseback transaction entered into with Neptune Maritime Leasing Limited on March 31, 2023 (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Hampton Bay which was renamed Cretansea, for a gross purchase price of $19,675. The vessel was delivered to the Company on April 26, 2023. The acquisition of the vessel was financed with cash on hand and through the sale and lease back transaction entered into with Neptune Maritime Leasing Limited on April 26, 2023 (Note 7).

For the six-month period ended June 30, 2023, an amount of $456 of expenditures related to vessels’ acquisition cost were capitalized and will be depreciated over the remaining useful life of each vessel. Amounts paid for these expenditures are included in “Vessels’ acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim consolidated statement of cash flows.

During the six-month period ended June 30, 2023, an amount of $1,176 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim consolidated statements of cash flows.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Advances for Vessels Acquisition

On June 9, 2023, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Panamax vessel, the Santa Barbara, which will be named Exelixsea, for a gross purchase price of $17,815. On June 14, 2023, the company paid an advance of $1,782 according to terms of the agreement and the advance is included in “Advances for vessel acquisition from third parties” in the consolidated balance sheet as of June 30, 2023. Delivery is expected to take place during the third quarter of 2023.

Vessel Held for Sale

On May 5, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the Epanastasea for a gross sale price of $37,500. Delivery of the vessel to her new owners is expected to take place within August 2023 (Note 15). As of June 30, 2023, the vessel was classified in current assets as “Vessel held for sale” in the consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of June 30, 2023, since its carrying amount as at the balance sheet date was lower than its fair value less cost to sell. The fair value of the vessel was determined based on the agreed sale price. As of June 30, 2023, the carrying amount of the vessel includes the unamortized balance of vessel cost of $20,643 and the unamortized balance of drydocking cost of $2,802 and it is included in “Vessel held for sale” in the accompanying consolidated balance sheets.

6.	Right-of-Use assets and Finance Lease Liabilities:

On February 9, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Oceanic Power, which was renamed Chrisea. The vessel was delivered to the Company on February 21, 2023, under an 18-month bareboat charter plus 30-days in lessee’s option at a daily rate of $7.3. The Company made a down payment of $3,500 on signing of the bareboat charter agreement and a payment of $3,500 upon commencement of the bareboat charter. At the end of the 18-month bareboat period, the Company has an option to repurchase the vessel for $12,360. The Company has classified the above transaction as a finance lease. At the commencement date, the company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an implicit rate of 6.5%. The Company recognized a finance lease liability of $15,067 and a corresponding right-of-use asset of $22,767 which also includes $700 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the six-month period ended June 30, 2023, the amortization of the right-of-use asset amounted to $536 and is presented in the Company’s unaudited interim consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $328 (Note 12). As of June 30, 2023, the right-of-use amounted to $22,230 and is presented under “Right-of-use asset” in the accompanying consolidated balance sheets. The weighted average remaining lease term for the bareboat charter was 1.14 years as of June 30, 2023.

The annual lease payments under the Chrisea bareboat charter agreement are as follows:

Twelve month periods ending June 30,	Amount
2024	2,672
2025	12,586
Total undiscounted lease payments	15,258
Less: Discount based on implicit rate	(957)
Present value of finance lease liabilities	14,301

Finance lease liabilities, current	1,824
Finance lease liabilities, non-current	12,477
Present value of finance lease liabilities	14,301

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2023	December 31, 2022
Long-term debt and other financial liabilities	64,713	43,200
Less: Deferred financing costs	(766)	(594)
Total	63,947	42,606
Less - current portion	(42,568)	(7,473)
Long-term portion	21,379	35,133

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on April 4, 2023, and are supplemented by the below new activities within the period.

Senior long-term debt

Loan Facilities amended during the six-month period ended June 30, 2023

August 2022 EnTrust Facility

Pursuant to a deed of accession, amendment and restatement of the subject facility which was entered into on January 30, 2023, the Tranche C was replaced by two tranches, Tranche E for $7,000 and Tranche F for $8,200, secured by the Goodship and Tradership, respectively, upon their delivery (Note 5) and bearing a fixed interest rate of 9%. The loan facility is repayable in one installment of $1,000 at the twelfth month after the utilization date, one installment of $3,000 at the fifteenth month after the utilization date and a balloon payment of $25,200 at maturity. As of June 30, 2023, the amount outstanding under this facility was $29,200.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2023

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, the Company entered into a sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. for the purpose of partly financing the acquisition cost of the Oasea. The transaction was accounted for as a financial liability, since control remains with the Company and the Oasea will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal will be repaid over a five-year term, through 60 monthly installments of $97.5 and a balloon payment of $6,400 at the expiration of the bareboat charter. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter.  In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400 (balloon payment). As of June 30, 2023, the amount outstanding under the March 2023 Neptune Sale and Leaseback was $11,958.

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, the Company entered into a sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. for the purpose of partly financing the acquisition cost of the Cretansea. The transaction was accounted for as a financial liability, as control remains with the Company and the Cretansea will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal will be repaid over a five-year term, through 60 monthly installments of $97.5 and a balloon payment of $6,400 at the expiration of the bareboat. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400 (balloon payment). As of June 30, 2023, the amount outstanding under the April 2023 Neptune Sale and Leaseback was $12,055.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of June 30, 2023, the Company was in compliance with all covenants relating to its loan facilities and other financial liabilities as at that date.

As of June 30, 2023, four of the Company’s owned vessels (including the vessel held for sale), having a net carrying value of $75,425, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s two bareboat chartered vessels, having a net carrying value of $39,000 as of June 30, 2023, have been financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after June 30, 2023 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending June 30,	Amount
2024	43,040
2025	2,340
2026	2,340
2027	2,340
Thereafter	14,653
Total	64,713

8.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2023 and December 31, 2022, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The carrying value of $40,700 is 0.2% higher than the fair market value of $40,607. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2023, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration was approximately 12 months and extension periods vary from 2 to 4 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

As at June 30, 2023, the Company operates certain of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2023. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve month periods ending June 30,	Amount
2024	20,918
2025	1,810
Total	22,728

As at June 30, 2023, the Company had an aggregate amount of unrecognized unconditional purchase obligation amounting to $16,033, in connection with the agreement to acquire a vessel from an unaffiliated third party, under which the Company had paid an advance of such purchase price (Note 5) and the balance will be paid on the delivery of the vessel (Note 15).

At the end of Chrisea’s 18-month bareboat charter, the Company has an option to repurchase the vessel for $12,360 (Note 6).

On April 19, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Ikan Kerapu, which was renamed Synthesea. The vessel was delivered to the Company on August 1, 2023 (Note 15). The Company made a down payment of $3,500 on signing of the bareboat charter agreement and is presented under “Prepaid expenses other, non-current” in the accompanying consolidated balance sheets and a payment of $3,500 upon commencement of the bareboat charter (Note 15). The duration of the bareboat is 12 months plus 30 days in the Company’s option. The daily charter rate is $8, while the Company has an option to purchase the vessel at the end of the charter period for $17,100.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
10.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 9 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on April 4, 2023 and are supplemented by the below new activities into the six-month period ended June 30, 2023.

i)	Dividends

On January 10, 2023, the Company paid a special dividend of $7,373 ($1.00 per common share to all common stockholders, as of record date December 12, 2022, in connection with the profitable sale of two tanker vessels in 2022) which was previously declared on November 29, 2022.

On February 22, 2023, the Company announced the initiation of a regular quarterly dividend of $0.075 per common share and declared a dividend of $0.075 per common share for the fourth quarter of 2022. The quarterly dividend of $667 for the fourth quarter of 2022 was paid on April 6, 2023.

On May 17, 2023, the company declared a dividend of $0.075 per common share for the first quarter of 2023 which was paid on July 6, 2023 to all shareholders of record as of June 22, 2023. The dividend declared amounted to $667 and is included in “Dividends payable” in the accompanying consolidated balance sheets.

ii)	Common stock buybacks

As of June 30, 2023, the Company has repurchased 67,294 of its outstanding common shares at an average price of approximately $2.85 and a total of $193, inclusive of commissions and fees, pursuant to the share repurchase plan approved by the Company’s Board of Directors in October 2022, as extended. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of June 30, 2023.

iii)	Warrants

During the six-month period ended June 30, 2023, 779,200 shares were issued from Class A warrants’ exercises, for gross proceeds of $1,883. As of June 30, 2023, 6,962,770 Class A warrants remained outstanding. All warrants are classified in equity, according to the Company’s accounting policy. Following the payment of the special dividend of $1.00 per common share on January 10, 2023, the exercise price of the Class A warrants was adjusted at a price of $2.25 per warrant effective on January 11, 2023 pursuant to the antidilution provisions of the warrant agreement. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of June 30, 2023, the number of common shares that can potentially be issued under the outstanding Class A warrants are 6,962,770.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
11.	Vessel Revenue, net and Voyage Expenses:

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s income statement figures derived from time charters for the six-month periods ended June 30, 2023 and from inception (January 20, 2022) to June 30, 2022:

	June 30, 2023	From January 20, 2022 to June 30, 2022
Vessel revenues from time charters, net of commissions	12,832	-
Total	12,832	-

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Accounts receivable trade, net from spot charters	-	2
Accounts receivable trade, net from time charters	551	777
Total	551	779

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of June 30, 2023 and December 31, 2022 was $216 and $1,027 and relates entirely to ASC 842.

Charterers individually accounting for more than 10% of revenues for the six-month periods ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022:

Customer	2023	2022
A	33%	-
B	26%	-
C	15%	-
D	10%	-
Total	84%	-

Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters and for unfixed periods for the period from for the six-month periods ended June 30, 2023 and for the period from inception (January 20, 2022) through June 30, 2022:

	June 30, 2023	From January 20, 2022 to June 30, 2022
Voyage expenses from time charters	669	-
Voyage expenses for unfixed periods	480	-
Total	1,149	-

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30, 2023	From January 20, 2022 to June 30, 2022
Interest on long-term debt and other financial liabilities	2,272	-
Amortization of debt finance costs and debt discounts	370	-
Interest on finance lease liability	328	-
Other	9	-
Total	2,979	-

13.	Loss per Share:

The calculation of net loss per common share is summarized below:

	June 30, 2023	From January 20, 2022 to June 30, 2022

Net loss	$(7,914)	$-
Less: Dividends to non-vested participating securities	(77)	-
Net loss attributable to common shareholders, basic & diluted	$(7,991)	$-

Weighted average common shares outstanding, basic & diluted	8,030,666	500

Net loss per share attributable to common shareholders, basic & diluted	$(0.99)	$-

The Company calculates basic loss per share in conformity with the two-class method required for companies with participating securities. The calculation of basic loss per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. Net loss attributable to common shareholders for the six-month period ended June 30, 2023 is adjusted by the amount of dividends on non-vested participating securities. Undistributed losses were not allocated to non-vested participating securities because they do not have a contractual obligation to share in losses. The Company calculated diluted loss per share in conformity with the two-class method required for companies with participating securities since the two-class method was more dilutive. For the six-month period ended June 30, 2023, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the outstanding warrants calculated with the treasury stock method.

14.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plan are discussed in Note 13 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on April 4, 2023 and are supplemented by the below new activities into the six-month period ended June 30, 2023.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the six-month period ended June 30, 2023 and from the period from inception (January 20, 2022) through June 30, 2022, amounted to $2,175 and $nil, respectively, and is included under “General and administration expenses” in the Company’s unaudited interim consolidated statements of operations. During the six-month period ended June 30, 2023, 899,986 shares vested and 233,330 shares will vest on October 5, 2023, which were granted on December 28, 2022.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers for the six-month period ended June 30, 2023 and from inception (January 20, 2022) through June 30, 2022 amounted to $348 and $nil, respectively. On June 30, 2023, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized is expected to be recognized is 0.26 years.

United Maritime Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Subsequent Events

On July 6, 2023, the Company paid a dividend of $667 (Note 10).

On August 1, 2023, the Company took delivery of the vessel Synthesea. The transaction was financed by a bareboat charter (Note 9) and two cash payments of $3,500 each, one on the signing of the bareboat charter agreement and the other upon commencement of the bareboat charter.

On August 3, 2023, the Company announced a regular quarterly dividend of $0.075 per share for the second quarter of 2023, payable on or about October 6, 2023 to all shareholders of record as of September 22, 2023.

On August 9, 2023, the Company entered into a deed of accession, amendment and restatement of the August 2022 Entrust Facility pursuant to which Exelixsea Maritime Co. acceded thereto as borrower. Under the terms of the amended agreement, the $15,000 tranche secured by the Epanastasea shall remain blocked in favor of the security agent for the period from the vessel’s delivery to her new owners until the acquisition of the Santa Barbara tbr Exelixsea. In addition, the fixed interest rate was amended to 9.00% per annum as of the time of the Epanastasea’s delivery to her new owner.

On August 10, 2023, the Company sold the Epanastasea to an unaffiliated third-party for a gross sale price of $37,500. The estimated gain on the sale is expected to be approximately $12,000.

United Maritime Predecessor

F-1

United Maritime Predecessor
Carve-out Balance Sheets
June 30, 2022 (unaudited) and December 31, 2021
(In US Dollars)

	Notes	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	5	250,000	765,484
Accounts receivable trade		-	70,000
Inventories		116,994	99,325
Prepaid expenses		100,826	59,461
Total current assets		467,820	994,270

Fixed assets:
Vessel, net	7	12,936,650	12,280,271
Total fixed assets		12,936,650	12,280,271

Other non-current assets:
Deferred charges, net and other long-term investments	6	3,065,486	155,549
TOTAL ASSETS		16,469,956	13,430,090

LIABILITIES AND PARENT EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs of $57,682 and $72,926, respectively	8	1,342,318	1,177,074
Trade accounts and other payables	6	2,979,770	268,429
Accrued liabilities		984,799	309,611
Deferred revenue		82,104	326,374
Total current liabilities		5,388,991	2,081,488

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs of $21,617 and $46,330, respectively	8	3,528,383	4,203,670
Other liabilities, non-current		107,780	104,554
Total liabilities		9,025,154	6,389,712

Commitments and contingencies	10	-	-

PARENT’S EQUITY
Parent investment, net	4	8,998,552	7,868,678
Accumulated deficit		(1,553,750)	(828,300)
Parent equity, net		7,444,802	7,040,378

TOTAL LIABILITIES AND PARENT EQUITY		16,469,956	13,430,090

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

F-2

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Operations
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	Notes	2022	2021
Revenues:
Vessel revenue	9	2,302,783	2,456,954
Commissions - related party	3	(27,725)	(30,488)
Commissions		(83,175)	(91,465)
Vessel revenue, net		2,191,883	2,335,001
Expenses:
Voyage expenses		(428,969)	(56,783)
Vessel operating expenses		(1,029,663)	(1,014,182)
Management fees - related party	3	(130,717)	(117,650)
Management fees		(65,455)	(52,500)
General and administration expenses		(331,751)	(272,711)
Amortization of deferred dry-docking costs	6	(239,743)	(156,924)
Depreciation	7	(387,764)	(375,273)
Operating (loss) / income		(422,179)	288,978
Other (expenses) / income, net:
Interest and finance costs, net	11	(315,445)	(373,019)
Foreign currency exchange gain / (losses), net		12,174	(100)
Total other expenses, net		(303,271)	(373,119)
Net loss		(725,450)	(84,141)

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

F-3

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Parent’s Equity
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	Parent Investment, Net	Accumulated Deficit	Total Equity

Balance, December 31, 2020	10,310,473	(2,998,565)	7,311,908
Parent investment, net (Note 4)	315,734	-	315,734
Net loss	-	(84,141)	(84,141)
Balance, June 30, 2021	10,626,207	(3,082,706)	7,543,501

	Parent Investment, Net	Accumulated Deficit	Total Equity

Balance, December 31, 2021	7,868,678	(828,300)	7,040,378
Parent investment, net (Note 4)	1,129,874	-	1,129,874
Net loss	-	(725,450)	(725,450)
Balance, June 30, 2022	8,998,552	(1,553,750)	7,444,802

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

F-4

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Cash Flows
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	2022	2021
Cash flows from operating activities:
Net loss	(725,450)	(84,141)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation	387,764	375,273
Amortization of deferred dry-docking costs	239,743	156,924
Amortization of deferred finance charges	43,183	52,419
Changes in operating assets and liabilities:
Accounts receivable trade, net	70,000	(6,354)
Inventories	(17,669)	(51,316)
Prepaid expenses	(41,365)	2,548
Deferred charges, net and other long-term investments	(3,221,998)	-
Trade accounts and other payables	2,194,101	23,429
Accrued liabilities	675,188	65,174
Deferred revenue	(244,270)	(123,142)
Net cash (used in) / provided by operating activities	(640,773)	410,814
Cash flows from investing activities:
Vessel’s improvements	(454,585)	-
Net cash used in investing activities	(454,585)	-
Cash flows from financing activities:
Parent investment, net	1,129,874	315,734
Repayments of long term debt	(550,000)	(400,000)
Net cash provided by / (used in) financing activities	579,874	(84,266)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(515,484)	326,548
Cash and cash equivalents and restricted cash at beginning of period	765,484	406,008
Cash and cash equivalents and restricted cash at end of period	250,000	732,556

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period:
Interest	288,254	334,513
Noncash investing activities
Vessel’s improvements	(589,558)	-

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

F-5

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (or “Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to the Parent. The Company following the completion of the spin-off in July 2022 (Note 12), serves as the holding company of the following vessel-owning company which was a subsidiary of Seanergy (the “Subsidiary”, or “United Maritime Predecessor”):

•	Sea Glorius Shipping Co.

In particular, in July 2022, the Parent contributed the Subsidiary to United and, as the sole shareholder of the Company, distributed the Company’s common shares to its shareholders on a pro rata basis (Note 12).

The accompanying unaudited interim predecessor carve-out financial statements are those of the Subsidiary for all periods presented using the historical carrying costs of the assets and the liabilities of the ship-owning company above from the dates of its incorporation.

The Company is incorporated to provide global shipping transportation services through the ownership of vessels. The vessel is owned through a separate wholly-owned subsidiary.

As of June 30, 2022, the Subsidiary reported a working capital deficit of $4,921,171, which is mainly attributable to the current portion of the long-term debt of $1,400,000 (Note 8) and the increase in trade accounts and other payables and in accrued liabilities due to the vessel’s recent dry-docking. The projected cash flows of the Subsidiary indicate that it will be able to meet its liquidity requirements for the twelve-month period ended following the date of issuance of these financial statements.

The accompanying unaudited interim carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim carve-out financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The carve-out balance sheet as of December 31, 2021 has been derived from the audited predecessor carve-out financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that the war might eventually have an adverse effect our business, financial condition, results of operations and cash flows.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Subsidiary operates. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. The Subsidiary has not been significantly affected by COVID -19, and is constantly monitoring the developing situation, to the extent possible, the impact of COVID-19 to the Subsidiary.

F-6

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)
2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s carve-out financial statements included in the registration statement on Form F-1 for the year ended December 31, 2021, filed by the Company with the SEC on July 12, 2022. There have been no material changes to these policies in the six-month period ended June 30, 2022.

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s carve-out financial statements and disclosures.

3.	Transactions with Related Parties:

The Subsidiary receives management services from Seanergy Management Corp. (“Seanergy Management”), a Marshall Islands corporation, a wholly owned subsidiary controlled by Seanergy. Under the services agreement entered into on September 11, 2015, United Maritime Predecessor pays Seanergy Management a commission fee of 1.25% on hire, freight and demurrage revenue earned for chartering and post fixture services provided. The commission expense for the six-month periods ended June 30, 2022 and 2021 amounted to $27,725 and $30,488, respectively, and is separately reflected under Commissions - related party in the accompanying statements of operations. In addition, under the same agreement, the Subsidiary pays Seanergy Management a daily fee of $650 for the provision of certain other management services. Under a services agreement entered into on June 3, 2022, the Subsidiary pays Seanergy Shipmanagement, a subsidiary of Seanergy, a fixed management fee of $14,000 per vessel per month starting in June 2022 for the provision of certain services such as technical management and insurance arrangements. Management fees charged for the six-month periods ended June 30, 2022 and 2021 amounted to $130,717 and $117,650, respectively, and are separately reflected as Management fees - related party in the accompanying statements of operations. United Maritime Predecessor’s amounts due to Seanergy Management as of June 30, 2022 and December 31, 2021 are assumed by the Parent (Note 4).

4.	Parent Investment, Net:

As of June 30, 2022 and December 31, 2021, Parent investment, net amounting to $8,998,552 and $7,868,678, respectively, consists of the amounts contributed by the Parent, to finance part of the acquisition cost of the vessel, commercial and management services, intercompany amounts due to or from the Parent for working capital purposes, which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the United Maritime Predecessor by Parent. Allocated general and administrative expenses include expenses of the Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiary’s vessel compared to the number of ownership days of the total fleet of the Parent. Such allocations are believed to be reasonable, but may not reflect the actual costs if the United Maritime Predecessor had operated as a standalone company.

As part of Parent, United Maritime Predecessor was dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Parent equity account and reflected in the carve-out statements of Parent’s equity as an increase or decrease in Parent investment, net. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the United Maritime Predecessor.

F-7

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)
5.	Cash and Cash Equivalents:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	250,000	765,484
Total	250,000	765,484

Minimum liquidity, not legally restricted, as of June 30, 2022, of $250,000 as per the Subsidiary’s credit facility covenants is included in “Cash and cash equivalents”.

6.	Deferred Charges, Net and Other Long-Term Investments:

Deferred charges and other long-term investments, non-current, include dry-dock charges and investment on equipment not yet installed to vessels. The amounts in the accompanying balance sheets are analyzed as follows:

Deferred charges
Balance December 31, 2020	399,681
Additions	72,318
Amortization	(316,450)
Balance December 31, 2021	155,549
Additions	3,221,998
Amortization	(239,743)
Transferred to Vessels, Net	(72,318)
Balance June 30, 2022	3,065,486

The Gloriuship underwent its scheduled dry-dock during the second quarter of 2022. A significant part of the Trade accounts and other payables balance as of June 30, 2022, relates to the vessel’s dry-docking.

Amount of $72,318 of expenditures relate to the installation of ballast water treatment system completed during the six-month period ended June 30, 2022 and were transferred to Vessels, Net  and included part of Additions in Note 7 below.

7.	Vessel, Net:

The amounts in the accompanying balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Cost:
Beginning balance	16,925,546	16,925,546
- Additions	1,044,143	-
Ending balance	17,969,689	16,925,546

Accumulated depreciation:
Beginning balance	(4,645,275)	(3,888,510)
- Additions	(387,764)	(756,765)
Ending balance	(5,033,039)	(4,645,275)

Net book value	12,936,650	12,280,271

On November 3, 2015, the Subsidiary acquired the Gloriuship for a purchase price of $16,833,520, which was financed through a loan with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG). Additionally, expenditures of $92,025 were capitalized during the years ended December 31, 2017 through December 31, 2020 concerning vessel additions. Additionally, amounts of $1,044,143 and $NIL of expenditures related to the installation of ballast water treatment system were capitalized during the six-month period ended June 30, 2022 and for the year ended December 31, 2021, respectively. Amounts paid in each period in relation to the aforementioned additions are included in “Vessels improvements” under “Cash flows from investing activities” in the statement of cash flows.

The Gloriuship is mortgaged to the secured loan with EnTrust (Note 8).

F-8

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)
8.	Long-Term Debt:

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the carve-out financial statements for the year ended December 31, 2021, included in the Company’s registration statement on Form F-1 filed with the SEC on July 12, 2022, and are supplemented by the below new activities within the period.

The amounts in the accompanying balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Secured loan facilities	4,950,000	5,500,000
Less: Deferred financing costs	(79,299)	(119,256)
Total	4,870,701	5,380,744
Less – current portion	(1,342,318)	(1,177,074)
Long-term portion	3,528,383	4,203,670

Existing Loan Facilities

Entrust Facility dated July 15, 2020

As of June 30, 2022, the total amount outstanding under this facility was $4,950,000.

The annual principal payments required to be made after June 30, 2022, not taking into consideration the refinancing discussed in Note 12 are as follows:

Twelve month periods ended June 30,	Amount
2023	1,400,000
2024	1,400,000
2025	1,400,000
2026	750,000
Thereafter	-
Total	4,950,000
9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

F-9

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Subsidiary places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Subsidiary performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Subsidiary’s investment strategy. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the six month period ended June 30, 2022, one charterer accounted for all of the Company’s time charter revenues. The maximum aggregate amount of loss due to credit risk that the Company would incur if this charterer failed completely to perform according to the terms of the relevant time charter party, amounted to $NIL as of June 30, 2022.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the balance sheets as of June 30, 2022 and December 31, 2021, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Subsidiary’s own judgments about the assumptions that mark et participants would use in pricing the asset or liability. Those judgments are developed by the Subsidiary based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a)	Cash and cash equivalents, accounts receivable trade, net and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.
b)
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Subsidiary believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2022, and the carrying value of $4,950,000 is 1.02% higher than the fair market value of $4,899,299. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs (interest rate curves) of the fair value hierarchy.

10.	Commitments and Contingencies:

Commitments

The following table sets forth the Subsidiary’s future minimum contractual charter revenue based on vessel’s committed non-cancelable time charter contracts as at June 30, 2022 using the charter rates that prevail at the balance sheet date for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending June 30,	Amount
2023	4,888,965
Total	4,888,965

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Subsidiary’s vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

The Subsidiary accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements. The Subsidiary is covered for liabilities associated with its vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

F-10

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)
11.	Interest and Finance Costs, net:

Interest and finance costs are analyzed as follows:

	June 30,
	2022	2021
Interest on long-term debt	273,335	318,646
Amortization of debt issuance costs	43,183	52,419
Other, net	(1,073)	1,954
Total	315,445	373,019

12.	Subsequent Events:

On July 6, 2022, the Parent announced that it has completed the spin-off of its wholly-owned subsidiary, United, effective July 5, 2022. Immediately prior to the completion of the spin-off, the Parent contributed the Subsidiary to United.

On July 28, 2022, the Entrust Facility was amended and restated with the purpose to increase the facility from the total amount outstanding to $14,000,000, change the maturity date to February 1, 2024, alter the guarantor of the facility to United and cancel all applicable financial covenants. On August 1, 2022, the drawdown was completed resulting to a new balance outstanding of $14,000,000. The amended and restated facility bears a fixed interest of 7.90% per annum and is repayable through three installments of $1,000,000 each on the dates falling nine, twelve and fifteen months after the drawdown and a final balloon payment of $11,000,000 payable on maturity date.

F-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ⌧          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the letter to the shareholders of United Maritime Corporation (the “Company”), the notice, proxy statement, and proxy card for the Company’s 2023 Annual Meeting of Shareholders scheduled to be held on November 14, 2023.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273116).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Date:  September 29, 2023

Exhibit 99.1

September 29, 2023

TO THE SHAREHOLDERS OF UNITED MARITIME CORPORATION

We are an international shipping company specializing in worldwide seaborne transportation services. Our fleet currently consists of eight modern design dry bulk vessels, comprising three Capesize, two Kamsarmax and three Panamax vessels with an aggregate cargo-carrying capacity of 922,054 dwt.

We began our operations in the third quarter of 2022 following the successful completion of the spin-off from Seanergy Maritime Holdings Corp. Within this period, we successfully completed our first investment cycle focused on the tanker sector. We acquired two Aframax and two LR2 tankers and then capitalising on the improving market conditions and strengthening asset prices, we sold these vessels, generating significant profits for our shareholders. Our impressive financial performance supported strategic shareholder rewarding initiatives, including a sizeable special dividend, regular quarterly dividends and buyback plans of our common shares. Since the beginning of 2023, we embarked on our second investment cycle, this time in the dry bulk sector, regrowing our fleet to eight vessels across the Capesize, Kamsarmax and Panamax sectors. This second investment cycle has been funded to date through the proceeds of our first investment cycle, without diluting our shareholders.

It is our pleasure to invite you to attend the inaugural Annual Meeting of the shareholders of United Maritime Corporation which will be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on November 14, 2023 at 5:30 p.m. local time.

At the meeting, our shareholders will consider and vote upon proposals to re-elect Messrs. Christina Anagnostara and Ioannis Kartsonas as Class A Directors, to approve the appointment of our independent auditors, Ernst & Young (Hellas) Certified Auditors Accountants S.A. for the fiscal year ending December 31, 2023 and will consider any other business properly brought before the meeting. These proposals are described in detail in the proxy materials.

We are using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless you have requested them. We instead have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose. The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholders’ meetings on the environment.

You are cordially invited to attend the meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the meeting, you may vote your shares in person, even if you have previously voted by proxy.

Your vote is very important to us. Whether or not you plan to attend the meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the meeting.

We are grateful that you have chosen to invest in United Maritime Corporation. On behalf of our management and directors, we thank you for your continued support and confidence.

Very truly yours,

Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece

Tel: +30 2130181507 – e-mail: info@usea.gr – www.unitedmaritime.gr

UNITED MARITIME CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 29, 2023

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and holders of Series B preferred shares (collectively, the “Shareholders”) of United Maritime Corporation (the “Company”) will be held on November 14, 2023 at 5:30 p.m. local time, at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1.	To elect Messrs. Christina Anagnostara and Ioannis Kartsonas, as Class A Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One and Proposal Two.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock or Series B preferred shares entitled to vote thereon.

The Board has fixed the close of business on September 25, 2023 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 25, 2023.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

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Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on November 14, 2023

This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access the following proxy materials at www.proxyvote.com:

•                     this Notice of Annual Meeting of Shareholders;

•                     the accompanying letter from our Chairman and Chief Executive Officer; and

•                     the Proxy Statement.

If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before October 31, 2023 to facilitate timely delivery. If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.

Voting by internet. To vote your proxy via the internet, please go to www.proxyvote.com. Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on November 13, 2023.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the letter from our Chairman and Chief Executive Officer, notice of meeting, and proxy statement electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis

Chairman & Chief Executive Officer

September 29, 2023
Glyfada, Greece

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UNITED MARITIME CORPORATION

154 VOULIAGMENIS AVENUE

16674 Glyfada

GREECE

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2023

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	1

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	2

DIRECTORS AND EXECUTIVE OFFICERS	6

PROPOSAL ONE - ELECTION OF DIRECTORS	8

PROPOSAL TWO - APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS	10

OTHER MATTERS	11

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of United Maritime Corporation, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock and holders of Series B preferred shares of the Company (collectively, the “Shareholders”) to be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on November 14, 2023 at 5:30 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the Shareholders entitled to vote at the Meeting beginning on or about September 29, 2023.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 25, 2023 (the “Record Date”), the Company had issued and outstanding 8,892,149 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 40,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 25, 2023.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting. The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “USEA”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders and this Proxy Statement (the “Proxy Statement”). If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about September 29, 2023.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

How can I access the proxy materials on the Internet?

We are using the internet as the primary means of furnishing this Proxy Statement. Accordingly, Shareholders will not receive paper copies of the Proxy Statement unless they have requested them. We instead sent Shareholders our Notice of Annual Meeting of Shareholders (the “Notice”), which includes instructions (i) for accessing via the internet the Proxy Statement and (ii) for voting via the internet. The Notice was mailed on or about September 29, 2023. The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement if they so choose. Additionally, you may access the Proxy Statement at www.proxyvote.com.

The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who can vote?

Only Shareholders of record at the close of business on the Record Date, which is September 25, 2023, may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 8,892,149 Common Shares issued and outstanding and 40,000 Preferred Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

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How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form”.

What am I voting on?

You will be voting on each of the following:

1.	To elect two Class A Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the nominees receiving the highest number of “FOR” votes will be elected as Class A directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.

How do I vote?

You may vote using one of the following methods:

•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.

•	By telephone. You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions. Refer to the notice card accompanying your Notice for validation information. Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

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•	By mail. For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•	In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on September 25, 2023, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form. Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on November 13, 2023;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting. Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

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Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board recommends on each proposal.

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DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers.  Members of our Board are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	51	Chairman, Chief Executive Officer & Director	C (term expires in 2025)
Stavros Gyftakis	44	Chief Financial Officer & Director	B (term expires in 2024)
Christina Anagnostara	52	Director*	A (term expires in 2023)
Ioannis Kartsonas	51	Director*	A (term expires in 2023)
Dimitrios Kostopoulos	48	Director*	B (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis is our founder, Chairman, Chief Executive Officer and a director of our Board. Mr. Tsantanis is also currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy Maritime Holdings Corp. (Nasdaq: SHIP) (“Seanergy”), serving in the role since October 2012 and has led Seanergy’s significant growth to a world-renowned Capesize dry bulk company of approximately 2.8 million dwt.  Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions.  He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the advisor of ETFMG (the manager of the NYSE-listed BDRY and BSEA) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis serves as our Chief Financial Officer and a director of our Board. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 17 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction. He also holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a director of our Board and the Chairman and a member of the Company’s Audit and Nominating Committees. Ms. Anagnostara is also a director in the board of directors of Seanergy, while between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 25 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

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Ioannis Kartsonas is a director of our Board, the Chairman and a member in the Company’s Compensation Committee and a member in the Company’s Nominating Committee. Mr. Kartsonas is also a director in the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Dimitrios Kostopoulos is a director of our Board and a member of the Company’s Audit and Compensation Committees. Mr. Kostopoulos is also the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading Group of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank successfully concluded in the Equity and Debt Capital markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.

No family relationships exist among any of the directors and executive officers.

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PROPOSAL ONE - ELECTION OF DIRECTORS

The Board consists of five directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Messrs. Christina Anagnostara and Ioannis Kartsonas, both being Class A Directors, for re-election as directors whose terms will expire at the 2026 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

Nominees for Election to the Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age
Christina Anagnostara	Class A Director	2022	52
Ioannis Kartsonas	Class A Director	2022	51

Christina Anagnostara is a director of our Board and the Chairman and a member of the Company’s Audit and Nominating Committees. Ms. Anagnostara is also a director in the board of directors of Seanergy, while between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 25 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Ioannis Kartsonas is a director of our Board, the Chairman and a member in the Company’s Compensation Committee and a member in the Company’s Nominating Committee. Mr. Kartsonas is also a director in the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

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Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.

Effect of abstentions. Abstentions and broker “non-votes” will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO - APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor did the firm had any such interest in connection with the Company or its predecessor during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of abstentions. Abstentions and broker “non-votes” will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

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UNITED MARITIME CORPORATION
154 VOULIAGMENIS AVENUE
16674 GLYFADA, GREECE

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V23778-P99412

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

UNITED MARITIME CORPORATION

The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.

	For	Withhold
1. Election of Directors *		
1a. Christina Anagnostara	☐	☐
1b. Ioannis Kartsonas	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
UNITED MARITIME CORPORATION
TO BE HELD ON NOVEMBER 14, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, and the CEO Letter are available at www.proxyvote.com.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

V23779-P99412

PROXY

UNITED MARITIME CORPORATION

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Mr. Stavros Gyftakis and Ms. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of United Maritime Corporation's common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of United Maritime Corporation to be held on November 14, 2023 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

(Continued, and to be marked, dated and signed, on the other side)